FOURTH AMENDMENT

THIS FOURTH AMENDMENT, dated as of September 30, 2011 (this “Amendment”), is to the Third Amended and Restated Credit Agreement (as heretofore amended, the “Credit Agreement”) dated as of October 30, 2008 among PENSKE AUTOMOTIVE GROUP, INC. (the “Company”), various financial institutions (the “Lenders”) and MERCEDES-BENZ FINANCIAL SERVICES USA LLC (formerly DCFS USA LLC), as agent for the Lenders (the “Agent”). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as defined in the Credit Agreement.

WHEREAS, the parties hereto desire to amend the Credit Agreement in certain respects;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

SECTION 1 AMENDMENT. Effective on the Amendment Effective Date (defined below), the Credit Agreement shall be amended as follows:

1.1 Section 1.1 of the Credit Agreement shall be amended as follows:

(a) Each of the following definitions in Section 1.1 of the Credit Agreement shall be amended and restated in its entirety as follows:

Commitment means, as to any Lender, such Lender’s commitment to make Revolving Loans and/or to issue or participate in Letters of Credit under this Agreement. Each Lender’s Pro Rata Share of the Revolving Commitment Amount and the L/C Commitment Amount as in effect on the Fourth Amendment Effective Date is set forth on Schedule 2.1.

Interest Rate means, for each day, a rate per annum equal to the sum of (a) (i) in the case of any day from and including the first day of each calendar month through and including the 15th day of such calendar month, the LIBO Rate for the first day of such calendar month and (ii) in the case of any day from and including the 16th day of each calendar month through and including the last day of such calendar month, the LIBO Rate for the 16th day of such calendar month (the rate set forth in this clause (a) being the “Base LIBO Rate”) plus (b) (i) in the case of Revolving Loans, (x) if the Total Outstandings is less than or equal to the Borrowing Base, a margin of two and one-half percent (2.50%) per annum, and (y) if the Total Outstandings exceed the Borrowing Base, then (A) a margin of three and one-half percent (3.50%) per annum shall apply to the portion of the Revolving Loans equal to the amount by which the Total Outstandings exceed the Borrowing Base and (B) a margin of two and one-half percent (2.50%) per annum shall apply to the portion of Revolving Loans not described in the foregoing clause (A) (with each determination of the Borrowing Base in this clause (i) to be effective as of the first day of the calendar month during which the applicable Borrowing Base Certificate is delivered) and (ii) in the case of the Term Loans, a margin of two and one-half percent (2.50%) per annum. Notwithstanding the foregoing, at any time an Event of Default exists, the applicable margin shall be increased by two percent (2.00%) per annum. For purposes of this definition, “LIBO Rate” means, for each date of calculation, (1) the rate of interest (rounded upwards, if necessary, to the next 1/16th of 1%) published in The Wall Street Journal on such day (or the immediately preceding Business Day, if such date is not a Business Day) in its “Money Rates” column as the one-month London Interbank Offered Rate for Dollar-denominated deposits (if The Wall Street Journal ceases to publish such a rate or substantially changes the methodology used to determine such rate, then the rate shall be the rate of interest (rounded upwards, if necessary, to the next 1/16th of 1%) published by Reuters Monitor Rates Service on such day (or the immediately preceding Business Day, if such date is not a Business Day) as the one-month London Interbank Offered Rate for Dollar-denominated deposits) or (2) if such rate is not published or available, such rate as shall be otherwise independently determined by the Agent on a basis substantially similar to the methodology used by The Wall Street Journal on the date of this Agreement.

Pro Rata Share means, with respect to any Lender, the percentage which (a) the aggregate amount of such Lender’s Commitments is of (b) the Commitments of all Lenders; provided that, after any of the Commitments have been terminated, “Pro Rata Share” shall mean, as to any Lender, the percentage which the sum of the aggregate principal amount of such Lender’s Revolving Loans plus the participations of such Lender in all Letters of Credit plus the aggregate principal amount of such Lender’s Term Loans is of the sum of the aggregate principal amount of all Revolving Loans plus the Stated Amount of all Letters of Credit plus the aggregate principal amount of the Term Loan. The Pro Rata Share of each Lender as of the Fourth Amendment Effective Date is set forth on Schedule 2.1.

Revolving Commitment Amount means $375,000,000, as reduced from time to time pursuant to Section 6.1.

(b) following definition shall be added to Section 1.1 of the Credit Agreement in its proper alphabetical position:

Fourth Amendment Effective Date means the “Amendment Effective Date” under and as defined in the Fourth Amendment hereto dated as of October 1, 2011.

1.2 Section 5.2 of the Credit Agreement shall be deleting in its entirety and replaced with the following:

Non-Use Fee. The Company agrees to pay to the Agent for the account of the Lenders a non-use fee (the “Non-Use Fee”) equal to 0.30% per annum (computed for the actual number of days elapsed on the basis of a year of 360 days) of an amount equal to the Commitments (other than the Commitments to issue Letters of Credit) less the Revolving Outstandings. Such Non-Use Fees shall accrue from and including the Effective Date to and excluding the Termination Date and be payable in arrears (x) at all times prior to the Termination Date, on an annual basis for each year, on the 20th day of the next succeeding January and (y) on the Termination Date. Each Lender shall be entitled to receive such Lender’s Pro Rata Share of the Non-Use Fee.

1.3 Section 5.3 of the Credit Agreement shall be amended as follows:

(a) Subsection 5.3(b) shall be deleted in its entirety and replaced with the following:

[Reserved.]

(b) Subsection 5.3(d) shall be deleted in its entirety and replaced with the following:

All of the Agent’s fees payable under Section 5.3(a) shall be computed for the actual number of days elapsed on the basis of a year of 360 days.

1.4 Schedule 2.1 of the Credit Agreement shall be deleted in its entirety and replaced with Schedule 2.1 hereto.

SECTION 2 REPRESENTATIONS AND WARRANTIES. The Company represents and warrants to the Agent and the Lenders that: (a) the representations and warranties made in Section 8 of the Credit Agreement are true and correct on and as of the date hereof with the same effect as if made on and as of the date hereof (except to the extent relating solely to an earlier date, in which case they were true and correct as of such earlier date); (b) no Event of Default or Unmatured Event of Default exists or will result from the execution of this Amendment; (c) no event or circumstance has occurred since the Effective Date that has resulted, or would reasonably be expected to result, in a Material Adverse Effect; (d) the execution and delivery by the Company of this Amendment and the performance by the Company of its obligations under the Credit Agreement as amended hereby (as so amended, the “Amended Credit Agreement”) (i) are within the corporate powers of the Company, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary approval from any governmental authority and (iv) do not and will not contravene or conflict with any provision of any law, rule or regulation or any order, decree, judgment or award which is binding on the Company or any of its Subsidiaries or of any provision of the certificate of incorporation or bylaws or other organizational documents of the Company or of any agreement, indenture, instrument or other document which is binding on the Company or any of its Subsidiaries; and (e) the Amended Credit Agreement is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

SECTION 3 CONDITIONS TO EFFECTIVENESS. The amendments set forth in Section 1 above shall become effective as of the date (the “Amendment Effective Date”) when the following conditions precedent have been satisfied, each in form and substance satisfactory to the Agent:

3.1 Amendment. The Agent shall have received a counterpart of this Amendment executed by the Company and the Lenders (or, in the case of any party other than the Company from which the Agent has not received a counterpart hereof, facsimile confirmation of the execution of a counterpart hereof by such party).

3.2 Resolutions. Certified copies of resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance by the Company of this Agreement, the Notes and the other Loan Documents to which the Company is a party; and certified copies of resolutions of the Board of Directors of each other Loan Party authorizing the execution, delivery and performance by such Loan Party of each Loan Document to which such entity is a party.

3.3 Consents, etc. Certified copies of all documents evidencing any necessary corporate, limited liability company or partnership action, consents and governmental approvals (if any) required for the execution, delivery and performance by the Company and each other Loan Party of the documents referred to in this Section 3.

3.4 Incumbency and Signature Certificates. A certificate of the Secretary or an Assistant Secretary (or other appropriate representative) of each Loan Party certifying the names of the officer or officers of such entity authorized to sign the Loan Documents to which such entity is a party, together with a sample of the true signature of each such officer (it being understood that the Agent and each Lender may conclusively rely on each such certificate until formally advised by a like certificate of any changes therein).

3.5 Opinion of Counsel. An opinion of counsel reasonably satisfactory to the Agent.

3.6 Solvency Certificate. A Solvency Certificate, substantially consistent with the form of Exhibit F to the Credit Agreement, executed by the Chief Financial Officer of the Company.

3.7 Governing Documents. A certificate of the Secretary or Assistant Secretary (or other appropriate representative) of each Loan Party certifying that either (i) there has been no change or amendment (other than those attached to such certificate) to its respective articles of incorporation, by-laws, certificate of formation or operating agreement (as applicable) or other governing documents since certified copies of such documents were provided to the Agent in connection with the Existing Agreement or (ii) such documents have been delivered to the Agent in connection with the closing hereunder.

3.8 Borrowing Base Certificate. A Borrowing Base Certificate dated as of the Amendment Effective Date.

3.9 Reaffirmation. The Agent shall have received a counterpart of the Reaffirmation of Loan Documents, in form and substance satisfactory to the Agent, executed by each Loan Party other than the Company.

3.10 Payment of Interest and Fees. Evidence of payment by the Company of all accrued and unpaid interest, fees, costs and expenses to the extent then due and payable on the Amendment Effective Date, together with all Attorney Costs of the Agent to the extent invoiced prior to the Amendment Effective Date, plus such additional amounts of Attorney Costs as shall constitute the Agent’s reasonable estimate of Attorney Costs incurred or to be incurred by the Agent through the closing proceedings (provided that such estimate shall not thereafter preclude final settling of accounts between the Company and the Agent).

3.11 Other Documents. Such other documents as the Agent or any Lender may reasonably request.

SECTION 4 MISCELLANEOUS.

4.1 Continuing Effectiveness, etc. As hereby amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects. All references in the Credit Agreement, the Notes, each other Loan Document and any similar document to the “Credit Agreement” or similar terms shall refer to the Amended Credit Agreement.

4.2 Counterparts. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

4.3 Expenses. The Company agrees to pay the reasonable costs and expenses of the Agent (including reasonable fees and disbursements of counsel, including, without duplication, the allocable costs of internal legal services and all disbursements of internal legal counsel) in connection with the preparation, execution and delivery of this Amendment.

4.4 Severability of Provisions. In the event that any provision in or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

4.5 Section Headings. The various headings of this Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this Amendment or the Agreement or any provision hereof or thereof.

4.6 Governing Law. This Amendment shall be a contract made under and governed by the laws of the State of New York applicable to contracts made and to be wholly performed within the State of New York.

4.7 Successors and Assigns. This Amendment shall be binding upon the Company, the Lenders and the Agent and their respective successors and assigns, and shall inure to the benefit of the Company, the Lenders and the Agent and the successors and assigns of the Lenders and the Agent.

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Delivered as of the day and year first above written.

PENSKE AUTOMOTIVE GROUP, INC.

By:/s/ David K. Jones
Title: Executive Vice President and CFO

MERCEDES-BENZ FINANCIAL SERVICES USA LLC, as Agent,

as Issuing Lender and as a Lender

By: /s/ Michele Nowak
Title: Credit Director, National Accounts

TOYOTA MOTOR CREDIT CORPORATION,

as a Lender

By: /s/ Anna Lee
Title: National Dealer Credit ManagerSCHEDULE
2.1

LENDERS AND PRO RATA SHARES

	Share of Revolving	Share of L/C
Lender	Commitment Amount	Commitment Amount	Term Loans	Pro Rata Share
Mercedes-Benz Financial Services USA LLC	$259,615,384.62	$6,923,076.92	$92,769,230.77	69.2307692307692%

Toyota Motor Credit Corporation	$115,384,615.38	$3,076,923.08	$41,230,769.23	30.7692307692308%

TOTAL	$375,000,000.00	$10,000,000.00	$134,000,000.00	100%